Exhibit 99.128

i-80 Gold Reports Q1 2022 Operating Results

Reno, Nevada, May 9, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to report its operating and financial results for the three months ended March 31, 2022. i-80’s consolidated financial statements (“financial statements”), as well as i-80’s management discussion and analysis (“MD&A”) for the three months ended March 31, 2022, are available on the Company’s website at www.i80gold.com and on SEDAR at www.sedar.com.

Unless otherwise stated, all amounts referred to herein are in U.S. dollars.

2022 First Quarter Highlights:

•	Recorded first gold sales from the assets acquired in 2021 - 1,489 ounces at AISC of $1,249 per ounce sold
•	Completed ~100 metres of main ramp development and ~10,000 metres of drilling at Granite Creek
•	Commenced refurbishment study at the Lone Tree autoclave
•	Commenced construction of the underground decline at Cove
•	Completed ~8,000 metres of the Company’s ongoing +20,000 metre drilling program at Ruby Hill
•	Continued to secure key personnel in building i-80’s Tier One mine development team

“The quarter saw the Company progress on plan and within our budget as we aggressively pursue our peer-best production growth strategy to achieve our plan of becoming one of the leading gold producers in the United States by advancing our exploration and development programs.”, stated Ryan Snow, Chief Financial Officer of i-80. “In addition, Initial gold sales from residual leaching at Lone Tree and Ruby Hill has been as expected and we recorded our first revenue from the Ruby Hill and Lone Tree leach pads.”

Three months ended March 31, 2022

Three months ended March 31, 2022
(in thousands of U.S. dollars, unless otherwise noted)	Total

Revenue	2,857
Cost of sales	(1,525)
Depletion, depreciation, and amortization	(167)
Mine operating income	1,165

Expenses
Exploration, evaluation, and pre-development	9,254
General and administrative	3,273
Property maintenance	326
Share-based payments	1,4426
Operating (loss)	(13,130)

Production and sales from Ruby Hill and Lone Tree totaled 1,489 ounces for the period at cash costs per ounce sold of $1,019 and All-in sustaining cost per ounce sold of $1,249.

Exploration, evaluation, and pre-development total costs of $9.3 million for the three months ended March 31, 2022, an increase of $8.9 million over the comparable three-month period of 2021 mainly due to exploration and pre-development work at Granite Creek and Ruby Hill.

Lone Tree Processing Facilities and Buffalo Mountain Project

Lone Tree is expected to become the hub of i-80’s Nevada operations and the central processing facility for mineralization from the first four planned mining projects. Importantly, Lone Tree is host to infrastructure that, following successful refurbishment efforts, will position i-80 as one of only three companies in the United States capable of processing both oxide and refractory mineralization.

During the quarter, the Company awarded the contract to complete a detailed engineering study for the restart of the autoclave to Hatch Ltd. and field work was completed on this study. The Company also continued permitting for the development of the Buffalo Mountain open pit where gold mineralization is expected to be processed at the Lone Tree leach pad facility.

i-80 considers the Lone Tree infrastructure to be the most strategically located processing facility in Nevada, located on Interstate 80 with the Nevada Railway less than two kilometers to the north, and will be the platform from which i-80 intends to grow its business.

Residual leaching activities at Lone Tree produced 843 ounces gold during the period at a cash cost per ounce sold and All-in sustaining cost per ounce sold of $819 and $1,092, respectively.

Granite Creek

In the first quarter, 2022, six drill rigs were active at Granite Creek. Twelve (12) surface holes, focused primarily on further definition of the South Pacific Zone, were drilled during the quarter for 4,997 meters and 37 holes for 6,027 meters were completed from underground. The amount of drilling completed was in-line with the Company’s drilling plan.

In addition to the drilling program the Company commenced twenty-four hour per day seven day per week mining and advanced the main decline 300 feet. The Company also initiated new ore access ramps.

The primary goal of the 2022 program is to advance the underground deposit to production and advance permitting and feasibility work on the open pit opportunity. Underground drilling is focused on delineating sufficient resources for mine development and sustained mining operations.

McCoy-Cove

The McCoy-Cove Project covers 30,923 acres and is located 32 miles south of the town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada, and lies within the McCoy Mining District. The McCoy-Cove Project is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove Project consists of 1,535 100%-owned unpatented claims and twelve leased patented claims.

Expenditures during the quarter were for construction of an exploration decline that has advanced approximately 300 feet in addition to metallurgical and hydrology studies, engineering of de-watering and mining options, and reclamation activities associated with the inactive tailings storage facility.

Ruby Hill

Ruby Hill includes an open pit mine and related infrastructure (mill / heap leach) and is located immediately west of the town of Eureka proximal to Highway 50. The Ruby Hill Property is host to multiple gold, silver and base metal deposits that collectively comprise one of Nevada’s largest mineral endowments that offer substantial upside. In Q1-2022, i-80 advanced a multi-drill campaign that will see a minimum of 20,000 metres drilled in 2022 followed by a resource update. All deposits remain open along strike and at depth.

Multiple gold and polymetallic exploration targets exist on the property and i-80 will begin permitting for the construction of a decline to access the high-grade Ruby Deeps deposit and the Blackjack Zone with the intent of trucking refractory mineralization for processing at Lone Tree.

In the first quarter, 2022, three drill rigs were utilized, drilling a total of 18 holes for 8,078 meters. Thirteen holes were completed, and drilling completed was in-line with the plan. Drilling targets included infill and step-out drilling of the Ruby Deeps, the 426 Zone, and will test additional targets during the year.

Residual leaching activities ramped up at Ruby Hill with 646 ounces of gold sold during the period at a cash cost per ounce sold and All-in sustaining cost per ounce sold of $1,281 and $1,453, respectively.

Investor Day Webcast & Conference Call - May 10, 2022

In lieu of a management call on the quarter, the Company will host an Investor Day presentation in person at the Toronto Board of Trade on May 10, 2022, commencing at 4:30 pm EDT, providing the opportunity for analysts and investors to ask questions of i-80 Gold’s executive team. A live conference call and webcast will also be available to those that are unable to attend in person. Details of the conference call and webcast can be found below.

Conference Call

North American Toll-free: 1-888-204-4368

Confirmation #: 3896886

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until May 17, 2022.

North American Toll-free Replay: 1-888-203-1112

Replay Code: 3896886

Qualified Person

The scientific and technical information contained in this press release was reviewed by Tim George, PE, Mining Operations Manager, and a Qualified Person within the meaning of National Instrument 43--101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

For further information, please contact:

Ewan Downie - CEO

Ryan Snow - CFO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, results of operation outcomes and timing of updated technical studies at the Company's mineral projects, timing to advance mineral projects to production and advance permitting and feasibility work on the on its mineral projects and future production, development and exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to i-80's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR at www.sedar.com.